STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES

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                                            :
IN THE MATTER OF THE PETITION               :
OF ATLANTIC CITY ELECTRIC COMPANY,          :
CONECTIV COMMUNICATIONS, INC.               :                PETITION
                                                             --------
AND NEW RC, INC. FOR APPROVAL               :
UNDER N.J.S.A.ss.48:2-51.1 AND              :
N.J.S.A.ss.48:3-10 OF A CHANGE              :
IN OWNERSHIP AND CONTROL                    :
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TO THE HONORABLE COMMISSIONERS OF
THE NEW JERSEY BOARD OF PUBLIC UTILITIES:

     1. Petitioner Atlantic City Electric Company ("Atlantic Electric") is a corporation organized under the laws of the State of New Jersey. Atlantic Electric is engaged in the transmission, distribution and sale of electric energy to approximately 500,000 residential, commercial and industrial customers in the State of New Jersey. Atlantic Electric is also currently a generator of electricity, but has petitioned for authority to sell its generating facilities to unrelated parties. Atlantic Electric's service territory is principally the southern third of New Jersey and covers all or portions of eight counties in New Jersey. Atlantic Electric is a wholly-owned subsidiary of Conectiv, a Delaware corporation and a public utility holding company under the federal Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Conectiv is also the owner of Delmarva Power & Light Company ("Delmarva"), a utility providing regulated electric utility service in parts of Delaware, Maryland and Virginia and regulated gas utility service in northern Delaware.

     2. Petitioner Conectiv Communications, Inc. ("CCI") is also a wholly-owned subsidiary of Conectiv, and is a corporation organized under the laws of the State of Delaware. CCI provides local and long-distance telecommunications services in New Jersey, Delaware, Pennsylvania, and Maryland.

     3. Petitioner New RC, Inc. ("New RC"), a Delaware corporation, is a recently formed corporation, currently held as a subsidiary of Potomac Electric Power Company ("Pepco"). The transactions contemplated by an Agreement and Plan of Merger dated February 9, 2001, by and between Conectiv, Pepco, and New RC (the "Merger Agreement") will result in New RC becoming a registered public utility holding company under PUHCA and the owner of Conectiv and Pepco. Through its ownership of Conectiv, New RC will be the indirect owner of Atlantic Electric and CCI. At or prior to Closing of the Merger, New RC will change its name. New RC will be headquartered in the District of Columbia.

     4. Pepco is a District of Columbia and Virginia corporation with its headquarters in the District of Columbia. Pepco distributes electricity to approximately 480,000 customers in Maryland and 220,000 customers in the District of Columbia. Pepco's electric distribution services are subject to regulation by the Public Service Commissions of Maryland and the District of Columbia. Like Atlantic Electric, Pepco is a member of the PJM Interconnection, LLC ("PJM"), and its transmission facilities are subject to PJM procedures. In a July 20, 2000, study, J.D. Power and Associates reported that Pepco had the highest customer satisfaction ranking among electric utilities in the Eastern Region of the United States. Pepco is also engaged in diversified competitive energy and telecommunications businesses through its subsidiaries Pepco Energy Services, Inc. and Potomac Capital Investment Corporation.

     5. Communications and correspondence relating to the proceedings herein should be sent to:

                           Stephen B. Genzer, Esq.
                           Mark L. Mucci, Esq.
                           LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           One Riverfront Plaza
                           Newark, New Jersey 07102-5490

with copies to Petitioners Atlantic Electric and CCI at the following address:

                           Randall V. Griffin, Esq.
                           Peter F. Clark, Esq.
                           Conectiv
                           800 King Street
                           P. O. Box 231
                           Wilmington, DE  19899

and copies to Petitioner New RC at the following address:

                           Kirk J. Emge
                           Vice President -- Legal Services
                           Potomac Electric Power Company
                           1900 Pennsylvania Avenue, N.W.
                           Washington, D.C.  20068

     6. If the Merger is approved, considered together, Atlantic Electric, Delmarva and Pepco will form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The companies will serve a total of approximately 1.8 million utility customers in New Jersey, Delaware, the District of Columbia, Maryland, and Virginia.

     7. Petitioners respectfully submit this Petition pursuant to N.J.S.A. ss.ss. 48:2-51.1 and 48:3-10 to obtain approval of the Merger, which will result in the indirect change of control of the common stock of Atlantic Electric and CCI. Petitioners respectfully request approval as expeditiously as possible. Applicants intend to close the Merger within five days after the receipt of all necessary regulatory approvals, which are expected to be obtained by or about December 31, 2001.

     I.   SUMMARY DESCRIPTION OF THE TRANSACTIONS

     A.   Legal Entities and Management

     8. The Merger is an acquisition of Conectiv through a transaction resulting from an auction voluntarily conducted by Conectiv's board of directors. The Merger Agreement is attached hereto as Exhibit A and contains a detailed description of the proposed Merger. In summary, two New RC subsidiaries will be established to implement the Merger. Merger Sub A will be merged into Pepco, with Pepco as the surviving company. Merger Sub B will be merged into Conectiv, with Conectiv as the surviving company. These mergers will make New RC the owner of Conectiv and Pepco. Conectiv will continue to own Atlantic Electric, Delmarva, CCI and the other current Conectiv subsidiaries (except for Conectiv Resource Partners, Inc. ("CRP"), which will become a first-tier subsidiary of New RC). Pepco will continue to be an operating utility company. Its existing subsidiary, Pepco Holdings, Inc. ("PHI"), will continue to own its current subsidiaries. A decision has not yet been made as to whether PHI will be a first-tier subsidiary of New RC or will continue to be owned by Pepco. Exhibit B describes the organizational structures of the companies before and after the Merger, simplified to show only major subsidiaries. There are no plans to reorganize the operating utility companies under a single intermediate holding company or into a single corporate entity.

     9. CRP, which is Conectiv's service company under PUHCA, currently provides certain services to both Atlantic Electric and Delmarva as well as to other Conectiv companies, pursuant to service agreements on file with the Securities and Exchange Commission and, with respect to services provided to Atlantic Electric, this Board. It is expected that CRP will continue to provide such services for various Conectiv companies and may also provide similar services to an as-yet-undetermined degree to New RC, Pepco and/or Pepco's subsidiaries. At this juncture, however, detailed information about any proposed changes in the relationship between CRP and Atlantic Electric as the result of the Merger is not yet available. At the present time, Petitioners are not asking for this Board to approve modifications to the service agreements, but will submit additional information regarding such service agreements in the event that modifications are necessary. Petitioners respectfully request that the Board begin its consideration of the Merger-related aspects of this Petition prior to the submission of any detailed information related to approvals that may be necessary with respect to modifications that may be proposed in the future regarding services provided by CRP to Atlantic Electric.

     10. Mr. John M. Derrick, Jr., Pepco's current Chairman of the Board and Chief Executive Officer, will serve as Chairman and CEO of New RC. Mr. Thomas S. Shaw, Conectiv's current President and Chief Operating Officer, will continue in those capacities for Conectiv. Conectiv's current Chairman and Chief Executive Officer, Mr. Howard E. Cosgrove, will retire at Closing.

     11. The board of directors of New RC will consist of twelve persons, at least two of whom will be members of Conectiv's existing board of directors and the remainder of whom will come from Pepco's board of directors.

     12. Pepco will continue to be headquartered in Washington, D.C., and Conectiv will remain headquartered in Wilmington, Delaware. Day-to-day operational decisions will continue to be made by the two companies from their respective headquarters.

     B.   Financial Aspects of the Merger

     13. Under the Merger Agreement, New RC will effectively acquire Conectiv for a total consideration of approximately $2.2 billion in cash and stock. Pepco stockholders will receive one share of New RC's common stock, on a tax-free basis, for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25.00 in cash or New RC's shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the Merger is subject to a fixed-price "collar" for Pepco stock prices between $19.50 and $24.50, such that each Conectiv share would be converted into not less than 1.02041 and not more than 1.28205 shares of New RC common stock. The transaction is expected to be tax-free to the extent that Conectiv stockholders exchange their shares for New RC common stock. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the other common stockholders, or $21.69, subject to the same proration and collar provisions as the other common stockholders.

     14. Although the exact exchange ratio and value of the New RC common stock that Conectiv shareholders will receive in the transaction will not be determined until shortly before the date that the Merger is completed, it is estimated that, based on the number of common shares currently outstanding on a fully diluted basis, Pepco stockholders will own approximately 67 percent and Conectiv stockholders will own approximately 33 percent of the common equity of New RC. A maximum of 170 million shares of New RC common stock with a par value of $.01 per share are being registered with the Securities and Exchange Commission for distribution.

     15. Excluding the effects described above on Conectiv's common stock, the Merger does not require exchanges, redemptions, or repurchases of any outstanding preferred stock, bonds, or other securities of Conectiv, Atlantic Electric, or any other Conectiv company.

     16. The cash portion of the acquisition will be financed through cash on hand, including Pepco's share of the proceeds from a recently completed sale of generating assets, as well as external financing.

     17. The costs to achieve the Merger have not been quantified at this time.

     18. Consummation of the Merger is subject to the approval of the shareholders of Conectiv and Pepco shareholders, the receipt of the required federal and state regulatory approvals, and other customary conditions. Applicants desire to close the Merger as soon as possible and no later than the first quarter of 2002. Delays beyond that time would likely increase total transaction and transition costs while delaying realization of the benefits of the Merger.

     II.  THE PROPOSED TRANSACTION MEETS THE
          STANDARDS SET FORTH IN APPLICABLE LAW

     19. The Commission has jurisdiction over the Merger pursuant to N.J.S.A.ss.48:2-51.1, which requires Board approval prior to the indirect acquisition by New RC of Atlantic Electric and CCI. N.J.S.A. 48:2-51.1, sets forth the applicable legal standard for review of the Merger, requiring that the Board evaluate the Merger's impact:

               on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates.

     20. In addition, jurisdiction may arise under N.J.S.A. ss. 48:3-10, which provides that Board approval is required prior to making a sale or transfer of stock to a corporation that, in conjunction with a previous sale or transfer, would vest control in such corporation of a majority of interest of the capital stock of the public utility. In the context of the Merger, there would be no direct transfer of Atlantic Electric and CCI stock, all of which is currently owned by Conectiv and would remain owned by Conectiv. Nevertheless, approvals are sought under N.J.S.A. ss. 48:3-10 to the extent the Board believes such approvals are necessary in light of the contemplated exchange of Conectiv common stock for New RC common stock, which will result in New RC indirectly controlling Atlantic Electric and CCI.

     21. While N.J.S.A. ss. 48:3-73 does not provide an independent ground for jurisdiction and findings in the context of this Petition, Petitioners would request that the Board note in its order in this case that the contemplated transactions do not affect Atlantic Electric's rights or obligations with respect to New Jersey's Electric Discount and Energy Competition Act or related orders.

     22. The Merger will serve the public interest in a number of respects, as described in greater detail in the prepared testimony of the witnesses for Petitioners submitted herewith. The larger number of electric customers served and kilowatt-hours delivered by the companies considered together will enhance Petitioners' ability to acquire and implement new technologies to maintain and improve reliability and customer service. Examples of areas in which such new technologies might be applicable include outage management systems, advances in distribution technologies and customer call center operations. The Merger will also facilitate the more efficient deployment of field crews and equipment and customer representatives in times of severe weather or other emergencies. The Petitioners will establish processes to identify and implement the "best practices" of the companies. The Merger will have no adverse effect on CCI operations.

     23. With respect to the specific requirements of N.J.S.A. ss.48:2-51.1, Petitioners respectfully submit that:

     A. The combination of Atlantic Electric, Delmarva and Pepco will not detrimentally affect competition. The companies, considered together, would form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The companies, however, would not have any market power that could be used to adversely affect competition. In terms of overall size, the assets of New RC and its subsidiaries of approximately $13.8 billion will continue to be smaller than regional competitors (such as Exelon with $36.2 billion in assets or Public Service Enterprise Group with $20.8 billion in assets). Moreover, much of New RC's assets will be in the form of electric utility facilities held by the operating utilities, which are still subject to comprehensive regulation by this Board, other state regulatory authorities, and the Federal Energy Regulatory Commission. Both before and after the Merger, the transmission facilities of Atlantic Electric, Delmarva and Pepco will be subject to the operational control of PJM. Each of the electric utility companies has tariffs in place for retail competition in their traditional service territories, and each is currently following Codes of Conduct that preclude preferential treatment for affiliates. For the foregoing reasons, the companies could not use their transmission and distribution facilities to adversely affect competition.

     B. The Merger will not detrimentally affect rates. Petitioners are not proposing to effect any changes in electric or telecommunications rates in connection with the Merger. Atlantic Electric's rates for electric service to customers in New Jersey have been recently reduced and capped until July 31, 2003, below levels previously determined to be cost-based and just and reasonable. Docket Nos. EO97070455 et al. (Summary Order, July 15, 1999; Final Decision and Order, March 30, 2001. In the future, the Merger should enable Atlantic Electric, to achieve efficiencies and cost savings through the increased purchasing power of the companies and their enhanced financial size, the elimination of redundant functions, and (as previously mentioned) the implementation of new technologies at a lower per-customer cost. In addition, future benefits from economies of scale in procuring electricity supply on reasonable terms may result from the Merger to the extent that this Board and other regulatory agencies were to require Atlantic Electric, Delmarva, and Pepco to continue to provide Basic Generation Service to their retail customers after the end of the rate freeze or rate cap periods within those jurisdictions. Under those circumstances, Atlantic Electric's ability to procure the necessary electricity supply on reasonable terms will be enhanced because the companies, considered together, would be purchasing energy for a far greater number of customers than would be the case for Atlantic Electric as a part of Conectiv alone. The achieved efficiencies and cost savings, net of Merger-related costs, will be reflected in the electric cost of service studies prepared in connection with future rate proceedings. Thus, the Merger should reduce the size of future rate increase requests. CCI's rates for telecommunications services are established primarily by market forces and, therefore, will not be affected by the Merger.

     C. The Merger will not have a material effect on employment in New Jersey. As described more fully in testimony of Messrs. Derrick and Shaw, it is expected that Conectiv will continue to perform day-to-day operations using its existing employees. While the elimination of some redundancies at the executive and managerial level can be expected, there are little or no expected reductions planned for the New Jersey workforce, which is primarily dedicated to operational areas including customer care and call center operations, line crews, and meter readers.

     D. The Merger will not adversely affect customers in terms of customer service and the reliability of the electric transmission and distribution systems. As noted above, the Merger should not affect CCI's operations.

     24. In addition, to express in concrete terms the commitment to maintaining a high quality of customer service and the reliability of the electric transmission and distribution systems, Atlantic Electric is proposing several specific service quality guarantees for its customers. These service quality guarantees, combined with the continued oversight of this Board over Atlantic Electric's rates, meet or exceed the standard set forth in N.J.S.A. 48:2-51.1 of insuring safe and adequate utility service at just and reasonable rates.

     25. The proposed service quality guarantees are summarized below. Each of these proposed guarantees is subject to parameters and limitations that are described in more detail in the attached testimony and exhibits. The limitations generally involve failures to meet a guarantee due to an event outside the utility's control (e.g., major storms, customer interference, labor disruptions, or other events of force majeure). In some instances, the guarantee applies only to certain customer classes.

     26. Five customer service guarantees are proposed:

          a) Customer Appointments: Commencing 90 days after Closing, for certain customer field services requiring a face to face meeting, such as special meter reads for inside meters, meter tests requested by the customer, field billing investigations, meter/service upgrades, and service relocations, Atlantic Electric guarantees to keep scheduled appointments within a specified four-hour window (either 8 a.m. to 12 noon or 12 noon to 4 p.m.) If Atlantic Electric fails to keep the appointment, and no limitation or exclusion applies, the customer will be credited $25 on the customer's next bill.

          b) New Residential Service Installation: Commencing 90 days after Closing, Atlantic Electric will guarantee installation of new residential services within 10 days of the customer completing all required make-ready activities, including providing a legal and work-ready right-of-way, electrical inspections and payment of all required fees. If Atlantic Electric fails to meet this customer guarantee, and no limitation or exclusion applies, a credit of $100 will be paid to the customer on the first bill for service at the service location.

          c) Bill Accuracy: Commencing 90 days after Closing, and subject to various parameters and limitations, Atlantic Electric will guarantee the financial accuracy of the total charge for regulated electric services. If the bill is adjusted based on a customer inquiry, and no limitation or exclusion applies, the customer and all other similarly situated customers will be credited $5 in addition to the appropriate billing adjustments.

          d) Call Center Service Level: Effective January 1st following Closing, the companies will commit to answering at least 70% of the inbound calls received at the companies' switches within 30 seconds. This will include calls successfully handled by a Voice Response Unit. This performance metric will be the integrated performance of all the companies' call centers serving regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Board a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          e) Call Center Abandonment Rate: Effective January 1st following Closing, the companies will commit to having an integrated call abandonment rate of less than 10% across all their call centers servicing regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Board a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

     27. Four reliability guarantees are proposed:

          a) Outage Restoration: Commencing 90 days after Closing, Atlantic Electric will guarantee electric restoration within 24 hours of a reported service outage, subject to specified parameters and limitations. If Atlantic Electric fails to restore service within 24 hours of notification, and no limitation or exclusion applies, each affected and eligible customer will be issued a $50 credit on the customer's next bill.

          b) Customer Average Interruption Duration Index ("CAIDI"): One year after full Outage Management System ("OMS") implementation, which is due to be completed by 2002, Atlantic Electric will guarantee that the CAIDI in its New Jersey operational area does not exceed 2 standard deviations above its historical mean, calculated by using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Board a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          c) System Average Interruption Frequency Index ("SAIFI"): One year after full OMS implementation Atlantic Electric will guarantee that the SAIFI in its New Jersey operational area does not deteriorate by more than 2 standard deviations from the historical mean, again calculated using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Board a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          d) Individual Circuit Improvement: Effective January 1st following Closing, Atlantic Electric will commit to a poor circuit improvement program in New Jersey. Each year, distribution feeder circuits will be ranked by outage performance and Atlantic Electric will develop cost effective improvement plans for the worst circuits. Atlantic Electric will guarantee that individual circuits will not be on this list more than 2 years in a row. These improvement plans will be filed with the Board annually.

     28. The requirements of N.J.S.A. 48:3-10 are met. As set forth in section 5.6(b)(i) of the Merger Agreement, New RC will assume the obligations or cause Conectiv to continue to meet obligations to employees with respect to pension benefits. In fact, section 5.6(b)(i) extends such protections to employee benefits other than pensions and exceeds the requirements of N.J.S.A. 48:3-10.

     29. Pursuant to N.J.S.A. 48:3-73, Atlantic Electric will continue to meet its obligations with respect to the Electric Discount and Energy Competition Act and related orders. Petitioners request that the Board note in its order that the Merger does not affect these rights and obligations.

     III. ADDITIONAL FILING REQUIREMENTS SET FORTH IN N.J.A.C. 14:1-5.14

     30. The information requested in N.J.A.C. 14:1-5.14(a)(1) - (7) is either attached or described above. Public interest matters (N.J.A.C. 14:1-5.14(a)(10)) are discussed above and in the attached testimony. Notice of this Petition is being served on affected municipalities and the public utilities in Atlantic Electric's service area consistent with N.J.A.C. 14:1-5.14(a)(12). As previously noted, the Merger requires additional regulatory approvals by agencies in other states and the federal government and, consistent with N.J.A.C. 14:1-5.14(a)(13), Petitioners will comply with the requirements of those other agencies.

     31. Atlantic Electric and CCI are surviving companies after the Merger. Therefore, Atlantic Electric's franchises and CCI's license to provide telecommunications services are not being transferred or in any way affected by the acquisition of their parent company and, thus, there is no additional franchise cost that would be capitalized on the books of Atlantic Electric or CCI for amortization as those terms are used in N.J.A.C. 14:1-5.14(a)(8). The Merger, for accounting purposes, is treated as an acquisition of Conectiv by Pepco. The use of the purchase method of accounting results in goodwill that will be recorded and amortized by New RC in consolidation. The holding company structure of the Merger allows assets recorded in the individual accounts of Atlantic Electric, Delmarva and Pepco to continue to remain the same as before the Merger. As a consequence, plant accounts of Atlantic Electric will not be affected. Goodwill recorded by New RC will not be "pushed down" onto the books of Atlantic Electric or Conectiv. The only anticipated accounting entries that Atlantic Electric, Delmarva or Pepco will need to record will be reclassifications to reflect the change to no par value common stock. This will require Pepco and Conectiv to make reclassifications between proprietary balance sheet accounts such as 201 (common stock issued), account 209 (reduction in par or stated value of capital stock) as well as possibly account 211 (miscellaneous paid-in capital).

     32. With respect to N.J.A.C. 14:1-5.14(a)(9), as previously noted, Howard
E. Cosgrove, who is currently a director of Atlantic Electric and an officer and director of CCI, will retire at the Closing. Currently, no individual has been designed as a replacement. No member of the boards of directors or officers of Atlantic Electric and CCI will own any stock of those companies, which are wholly-owned subsidiaries of Conectiv.

     33. The Merger does not result in any changes in policies with respect to finances, operations, accounting, rates, depreciation, operating schedules, maintenance and management affecting the public interest as those terms are used in N.J.A.C. 14:1-5.14(a)(11).

     34. With respect to N.J.A.C. 14:1-5.14(a)(14), the total amount of fees and expenses to be incurred in connection with the Merger are not quantifiable at the present time. Petitioners do not request that this Board make a determination at this time as to the proper ratemaking treatment of costs to achieve the Merger. Atlantic Electric does request any necessary approvals from the Board to track such costs for later consideration.

     IV.  ATTACHMENTS AND PROCEDURAL MATTERS

     35. Attached hereto are the following Exhibits:

     Exhibit A      The Agreement and Plan of Merger, dated February 9, 2001.

     Exhibit B      Corporate Structures Prior to and After Transaction.

     Exhibit C      Maps of Electric Service Territories.

     Exhibit D      Copies of the Certificates of Incorporation of both Conectiv and New RC.

     Exhibit E      Copies of year-end 2000 balance sheets and income statements for Atlantic Electric and CCI. No pro forma balance sheets and income statements after the merger are provided because the merger of the parent company, Conectiv, will not affect the balance sheets and income statements of Atlantic
                    Electric and CCI.

     36. Attached hereto in support of this Petition and on behalf of Petitioners are the testimony and exhibits of the following:

     37. Mr. John M. Derrick, Jr., Pepco's Chairman and Chief Executive Officer, and Mr. Thomas S. Shaw, Conectiv's President and Chief Operating Officer, present an overview of the Merger and describe how the Merger satisfies the criteria considered by the Board in merger cases. They further describe some of the potential benefits to be derived from the Merger. They also emphasize the commitment to maintaining the levels of customer satisfaction in New Jersey and discuss Pepco's record as the highest-rated electric utility for residential customer satisfaction in the Eastern Region of the United States.

     38. Dr. Joe D. Pace, an economist, has reviewed the transaction and will present his analysis of the long-term qualitative benefits of the Merger and some of the reliability and customer service technologies that the operating companies will be able to implement, at a lower cost, to the benefit of customers.

     39. Mr. Derek W. HasBrouck, a recognized expert in the field of customer service standards, describes the service quality guarantees that Atlantic Electric will offer to its New Jersey customers following completion of the Merger.

     V.   CONCLUSION AND REQUESTED APPROVALS

     For the foregoing reasons and those set forth in the attached testimony and exhibits, Petitioners respectfully request the approval of the Merger by the Board under N.J.S.A. 48:2-51.1 and 48:3-10, and a finding by the Board that the Merger does not affect the rights and obligations referenced in N.J.S.A. 48:3-73.

     WHEREFORE, Atlantic City Electric Company, Conectiv Communications, Inc., and New RC, Inc. request that the Board of Public Utilities:

     (1) approve the indirect transfer of control of Atlantic City Electric Company and Conectiv Communications, Inc. by means of a merger of their parent, Conectiv, with a subsidiary of New RC, Inc.;

     (2) find that the requirements of N.J.S.A. 48:2-51.1 and 48:3-10 are met;

     (3) provide necessary authorizations for Atlantic Electric to track costs to achieve the Merger and deferring any decision regarding the proper ratemaking treatment of such costs;

     (4) find that the proposed transaction does not affect Atlantic Electric's rights or obligations set forth in N.J.S.A. 48:3-78;

     (5) grant such other relief as may be reasonable and necessary;

     (6) take the above actions within 120 days and otherwise expedite review and consideration of the proposed transactions so that Closing may occur as soon as possible, but in any event, during the first quarter of 2002; and

     (7) with respect to all such authority and approvals, grant them subject to the closing of the transactions contemplated by the Merger Agreement.

                                            Respectfully submitted,




On behalf of Petitioners:                   Randall V. Griffin


DATED:   May 11, 2001